March 24, 2009

Mr. Hiroshi Saito
Chief Financial Officer
Mitsubishi UFJ Financial Group Inc.
4-1, Marunouchi 2- chome
Chiyoda-ku, Tokyo 100-8330 Japan

Re: Mitsubishi UFJ Financial Group Inc.
Form 20-F for Fiscal Year Ended March 31, 2008
File No. 1-10277

Dear Mr. Saito:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Notes to Consolidated Financial Statements

Note 10- Goodwill and Other Intangible Assets, page F-50

1.   We note you recorded goodwill impairment charges totaling ¥893.7 billion for the fiscal year ended March 31, 2008 and that the majority of these charges relate to your domestic segment, specifically the Bank of Tokyo-Mitsubishi Corporate reporting unit. Please provide us with additional details regarding the impairment analyses performed:

- Provide us with a list (in tabular format) of each reporting unit (including the segment to which that reporting unit relates) and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;

- Identify each unit that was tested for impairment and discuss the specific technique used to determine unit fair value;

- Identify specifically which reporting units, if any, required the second step of impairment testing. Tell us the results of such testing, and include a discussion of the fair value of your loans for this purpose, and any previously unrecognized intangible assets identified;

- • For those reporting units that required second step testing (as noted above), tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units. If so, please tell us the type of report issued by the valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of whether any adjustments made to the fair values discussed in any report obtained; and

- • Tell us whether management performed any "reasonableness" test or validation procedures of the fair values assumed for the reporting units. For example, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing.

Note 31- Estimated Fair Value of Financial Instruments, page F-107

2.   We note your disclosure on page 10 (Risk Factors- the valuation of certain financial instruments relies on quoted market prices that may fluctuate significantly) that as the global financial markets became unstable following concerns of increased defaults of higher mortgages in the United States, there have been increased circumstances where quoted market prices for securities became significantly depressed or were not properly quoted. Please tell us in detail how you determined fair values of securities as reported on your consolidated balance sheets in those circumstances. Additionally, quantify the fair values of these securities as of March 30, 2008.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon M. Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief